# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GLOBAL MOFY AI LIMITED, CIK 0001913749
CUSIP: G3937M114
Title of class of securities: Class A Ordinary Share, par value $0.00003 per share
Address of issuer's principal executive offices: No. 102, 1st Floor, No. A12, Gaobeidian Township, Chaoyang District, Beijing, China (F4), 100000
Date of event which requires filing of this statement: 08/15/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002011877
Persons authorized to receive notices and communications: Haogang Yang, No. 102, 1st Floor, No. A12, Gaobeidian Township, Chaoyang District, Beijing, China (F4), 100000, 86-10-64376636

## Reporting persons
- Haogang Yang (CIK 0002011877): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Mr. Haogang Yang, the chief executive officer and director of GLOBAL MOFY AI LIMITED , does not hold any Class A Ordinary Shares and Class B Ordinary Shares directly. Mr. Haogang Yang has the voting and dispositive power over James Yang Mofy Limited and New JOLENE&R L.P. and therefore beneficially owns (i) 2,777,195 Class B Ordinary Shares held by James Yang Mofy Limited, a company incorporated under the laws of the British Virgin Islands (BVI), and (ii) the 120,610 Class B Ordinary Shares held by New JOLENE&R L.P., a limited partnership formed under the laws of the BVI. Class B Shares are not convertible into Class A Shares or any other class of shares under any circumstances. Class A Shares are not convertible into Class B Shares or any other class of shares under any circumstances.
- James Yang Mofy Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: James Yang Mofy Limited holds 2,777,195 Class B Ordinary Shares of the Issuer. Mr. Haogang Yang is the sole shareholder and director of James Yang Mofy Limited and has the voting and dispositive power over the 2,777,195 Class B Ordinary Shares held by James Yang Mofy Limited.
- New Jolene&R L.P.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: New JOLENE&R L.P. holds 120,610 Class B Ordinary Shares of the Issuer. Mr. Yang holds 75% interest of New JOLENE&R L.P. and has the voting and dispositive power over the 120,610 Class B Ordinary Shares held by New JOLENE&R L.P.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, par value $0.00003 per share
Name of issuer: GLOBAL MOFY AI LIMITED
Address of issuer's principal executive offices: No. 102, 1st Floor, No. A12, Gaobeidian Township, Chaoyang District, Beijing, China (F4), 100000

## Item 2. Identity and Background
Name of person filing:
Haogang Yang
James Yang Mofy Limited
New Jolene&R L.P.
Residence or business address:
c/o Global Mofy AI Limited
No. 102, 1st Floor, No. A12
Gaobeidian Township, Chaoyang District, Beijing
People's Republic of China, 100000
Present principal occupation or employment: Haogang Yang is the chief executive officer and director of Global Mofy AI Limited with the principal business address of No. 102, 1st Floor, No. A12, Gaobeidian Township, Chaoyang District, Beijing, People's Republic of China, 100000.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship:
Haogang Yang: People's Republic of China
James Yang Mofy Limited: British Virgin Islands
New Jolene&R L.P.: British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 15, 2024, the Issuer convened its annual general meeting of shareholders, during which the shareholders of the Issuer adopted resolutions approving all of the proposals considered at the meeting. As a result, (i) all of the issued and outstanding ordinary shares of US$0.000002 par value each in the capital of the Issuer were designated into Class A Ordinary Shares of US$0.000002 par value each, each having one (1) vote per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis, (ii) 3,000,000,000 authorized but unissued ordinary shares were designated into 3,000,000,000 Class B Ordinary Shares of US$0.000002 par value each, each having 20 votes per share and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis; and (iii) the remaining authorized but unissued ordinary shares were designated into Class A Ordinary Shares on a one for one basis. Concurrently, the shareholders approved the repurchase of 10,913,894 and 1,809,142 Class A Ordinary Shares registered in the names of James Yang Mofy Limited and New JOLENE&R L.P., respectively, and the issuance of 10,913,894 and 1,809,142 Class B Ordinary Shares to James Yang Mofy Limited and New JOLENE&R L.P., respectively. Mr. Haogang Yang, the Chief Executive Officer and Chairman of the Issuer, is the sole shareholder and director of James Yang Mofy Limited and holds 75% interest and has voting and dispositive control of New JOLENE&R L.P.

On November 1, 2024, at the special meeting of shareholders, the shareholders of the Issuer adopted resolutions approving an increase of the Issuer's share capital and the Reverse Share Split in a ratio of one (1)-for-fifteen (15) of the Issuer's issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, as well as the number of authorized Class A Ordinary Shares and Class B Ordinary Shares. As a result, as of the date of this report, there are 2,083,031 Class A Ordinary Shares and 848,203 Class B Ordinary Shares issued and outstanding and the Issuer's authorized share capital is US$1,020,000 and is divided into: (a) 30,000,000,000 Class A Ordinary Shares of par value of US$0.00003 each, and (b) 4,000,000,000 Class B Ordinary Shares of par value of US$0.00003 each. As a result of the Reverse Share Split, James Yang Mofy Limited and New JOLENE&R L.P. hold 727,593 and 120,610 Class B Ordinary Shares, respectively.

On April 24, 2025, the Issuer entered into an employment agreement (collectively, the "Employment Agreements") with Mr. Haogang Yang. For Mr. Yang's services during the fiscal year ended September 30, 2024, Mr. Yang received an aggregate of 2,049,602 Class B Ordinary Shares of the Issuer.

On July 11, 2025, 2,049,602 Class B Ordinary Shares held by Mr. Haogang Yang were transferred to James Yang Mofy Limited. As a result, James Yang Mofy Limited currently holds a total of 2,777,195 Class B Ordinary Shares. Mr. Yang no longer holds any shares of the Issuer directly.

## Item 4. Purpose of Transaction
Purpose of transaction: Haogang Yang does not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4. However, as an officer, a director and a significant shareholder of the Issuer, Haogang Yang intends to actively participate in the Issuer's management, strategic direction, and corporate governance.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0 and 0
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days: Haogang Yang has not engaged in any transaction in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss. 240.13d-101), whichever is less.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 15, 2024

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the Global Mofy AI Limited's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Joint Filing Agreement

## Signatures
- Haogang Yang: /s/ Haogang Yang, Haogang Yang / Chief Executive Officer and Director of GLOBAL MOFY AI LIMITED (07/22/2025)
- James Yang Mofy Limited: /s/ Haogang Yang, Haogang Yang / Director of James Yang Mofy Limited (07/22/2025)
- New Jolene&R L.P.: /s/ Haogang Yang, Haogang Yang / Director of New JOLENE&R L.P. (07/22/2025)